GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

July 22, 2008

Mail Stop 4561

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form S1/ Pre-Effective Amendment Four

File No.: 333-143602

Dear Ms. Garnett:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement.  The changes are made in response to staff comments on the amended Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated February 19, 2008.

General

1.

We have made the requested changes.

Prospects Summary

2.

The correct number of 59.39% is disclosed.

Risk Factors

3.

We have added Risk Factor #12 which provides the suggested disclosure.

Management’s Discussion and Analysis

4.

We have made the requested clarification.

5.

We have made the requested clarification.

6.

The section has been updated and the requested changes have been made.

7.

We have made the requested disclosure. In the past, Actuarial Ideas, Inc. segregated all revenue by type. All expenses were mingled and then allocated based on segment revenue as a percentage of total revenue. Going forward, we have negotiated fixed arrangements that will not vary based on the results of other Actuarial Ideas, Inc. segments. The result could be higher or lower expenses. However, the terms are fixed and permit us to plan and budget more effectively.

8.

We have made the requested change.

Gary B. Wolff, P.C.

Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

July 22, 2008

Re:

AI Document Services, Inc. (the “Company”)

Registration Statement Form S1

File No.: 333-143602

Business

9.

We have clarified that we write the plans and do not just provide word processing and similar services. We say that “we prepare and draft all of the pension plans and the amendments and modifications to those plans…”

10.

We have made the requested clarifications in expanded “Conflict of Interest” subsection.

11.

The services are described in several places throughout the document as “The management fee covers the costs of rent, administrative and computerized recordkeeping costs, communications and other office costs.”

Report of Independent Registered Public Accounting Firm

12.

The audit report has been updated to reflect the audit of the 2007 financial statements.

Note 1 – Organization

13.

A tax provision is now included in the pro forma column.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

AI Document Services, Inc.

Li & Company, PC

2